UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                      (Amendment No. 1)*

                   BCAM International, Inc.
                       (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 Title of Class of Securities

                           055293104
                        (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      AMENDMENT NO. 1 TO
                         SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

           Kirr, Marbach & Company LLC

2    Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

           Indiana

NUMBER OF        5     Sole Voting Power
SHARES
BENEFICIALLY                2,042,500
OWNED BY
EACH             6     Shared Voting Power
REPORTING
PERSON WITH                0

                 7     Sole Dispositive Power

                            2,042,500

                 8     Shared Dispositive Power

                                0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

           2,042,500

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

           Not Applicable

11   Percent of Class Represented by Amount in Row (9)

           12.3%

12   Type of Reporting Person

           IA

Item 1 (a) Name of Issuer:

                       BCAM International, Inc.

Item 1 (b) Address of Issuer's Principal Executive Offices:

                       1800 Walt Whitman Road
                       Melville, New York 11747

Item 2 (a) Name of Person Filing:

                       Kirr, Marbach & Company LLC ("Kirr
                       Marbach"), a registered investment adviser

Item 2 (b) Address of Principal Business Office, or if none,
           Residence:

                       The business address of Kirr Marbach is
                       621 Washington Street, Columbus, IN 47201

Item 2 (c) Citizenship:

                       Kirr Marbach is a limited liability
                       company organized under the laws of the
                       State of Indiana.

Item 2 (d) Title of Class of Securities:

                       Common Stock, $0.01 Par Value (the "Common
                       Stock")

Item 2 (e) CUSIP Number:

                       055293104

Item 3           If this statement is filed pursuant to Rules
                 13d-1(b) or 13d-2(b):

                 A.    [ ]  Broker or Dealer registered under
                            Section 15 of the Act

                 B.    [ ]  Bank as defined in section 3(a)(6)
                            of the Act

                 C.    [ ]  Insurance Company as defined in
                            section 3(a)(19) of the Act

                 D.    [ ]  Investment Company registered under
                            section 8 of the Investment Company
                            Act

                 E.    [X]  Investment Adviser registered under
                            section 203 of the Investment
                            Advisers Act of 1940

                 F.    [ ]  Employee Benefit Plan, Pension Fund
                            which is subject to the provisions
                            of the Employee Retirement Income
                            Security Act of 1974 or Endowment
                            Fund; see section 240.13d-
                            1(b)(1)(ii)(F)

                 G.    [ ]  Parent Holding Company, in
                            accordance with section 240.13d-
                            1(b)(ii)(G) (Note: See Item 7)

                 H.    [ ]  Group, in accordance with section
                            240.13d-1(b)(1)(ii)(H)

Item 4     Ownership:

           Item 4 (a) Amount Beneficially Owned:

                 2,042,500*

           Item 4 (b) Percent of Class:

                 12.3%**

           Item 4 (c)  Number of shares as to which such person
                       has:

                 (i)        sole power to vote or to direct the
                            vote:  2,042,500*

                 (ii)       shared power to vote or to direct
                            the vote:  None

                 (iii) sole power to dispose or to direct the
                       disposition of:  2,042,500*

                 (iv)       shared power to dispose or to direct
                            the disposition of:  None

*Includes 700,000 shares of Common Stock that are reserved by the Issuer for issuance under warrants beneficially owned by Kirr
Marbach for the accounts of its managed partnerships.

**Calculated on the basis of 15,954,733 shares of Common Stock being issued and outstanding, as reported in the Issuer's Form 10-QSB/A for the quarter ended March 31, 1997, and filed May 20, 1997, and as adjusted on a pro forma basis for the potential issuance of the 700,000 warrant shares to Kirr Marbach's managed partnerships.

Item 5     Ownership of Five Percent or less of a Class:

                 Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:

                 Kirr Marbach is a general partner of three limited partnerships, which in the aggregate are entitled to receive, or to direct the receipt of, dividends from, and the proceeds from sale of, all of the shares beneficially owned by Kirr Marbach. The economic interest of one of such limited partnerships (R. Weil & Associates, a New York limited partnership) in the Issuer's Common Stock relates to more than five percent of that class.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

                 Not Applicable.

Item 8 Identification and Classification of Members of the Group:

                 Not Applicable.

Item 9     Notice of Dissolution of Group:

                 Not Applicable.

Item 10    Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

Dated:  June 3, 1997

                            KIRR MARBACH & COMPANY, LLC


                                  /s/ Mickey Kim
                            By  ___________________________


                                      Member
                               ___________________________
                                        Title